# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., FL. 2, Willow House, Cricket Square PO B, Grand Cayman, Cayman Islands (E9), KY1-1107, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 257,166; sole dispositive power 0; shared dispositive power 257,166; aggregate amount beneficially owned 257,166 (5.3% of the class)
- Andrew Regan (CIK 0001991325): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 5,600; shared voting power 257,166; sole dispositive power 5,600; shared dispositive power 257,166; aggregate amount beneficially owned 262,766 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CDT Equity Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D"), originally filed by the reporting persons named therein with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 19, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D, filed by such reporting persons with the Commission on July 31, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 22, 2025 ("Amendment No. 3"), as amended by Amendment No. 4 to the Original Schedule 13D, filed by such reporting persons with the Commission on December 22, 2025 and, together with the Original Schedule 13D, the "Schedule 13D"). Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 5.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background." of the Schedule 13D is not being amended by this Amendment No. 5.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended by this Amendment No. 5 to add the following: On March 24, 2026, the Issuer issued Corvus 147,401 CDT Shares pursuant to Corvus' cashless exercise of all of its Pre-Funded Warrants, after taking into account the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on March 26, 2026. On May 13, 2026, Corvus purchased 100,000 CDT Shares in the open market at a price per share of $1.90, for total cash consideration of $190,000, using its cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction: "Item 4. Purpose of Transaction." of the Schedule 13D is being amended by this Amendment No. 5 to add the following: See Item 3. Corvus acquired the CDT Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 5 as follows: (a)-(b) The percentage ownership of shares of Common Stock set forth in this Amendment No. 5 is based upon 4,888,350 shares of Common Stock outstanding as of May 1, 2026, as verified with the Issuer on May 1, 2026. Corvus beneficially owns 257,166 shares of Common Stock, including 256,393 shares of Common Stock owned directly by Corvus and 773 shares of Common Stock owned directly by Manoira Corporation ("Manoira"), of which Corvus is owner of 99% of its equity interests, which represents approximately 5.3% of the issued and outstanding shares of Common Stock as of May 1, 2026. Dr. Regan beneficially owns 262,766 shares of Common Stock, including 5,600 shares of Common Stock held directly by Dr. Regan, 256,393 shares of Common Stock owned directly by Corvus and 773 shares of Common Stock owned directly by Manoira, which represents approximately 5.4% of the issued and outstanding shares of Common Stock as of May 1, 2026. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus. Dr. Regan is the sole director of Manoira of which Corvus is the 99.0% owner of its equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus and Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows: Corvus Sole power to vote or to direct the vote: 0 Shared power to vote or to direct the vote: 257,166 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 257,166 Dr. Regan Sole power to vote or to direct the vote: 5,600 Shared power to vote or to direct the vote: 257,166 Sole power to dispose or to direct the disposition of: 5,600 Shared power to dispose or to direct the disposition of: 257,166. To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Amendment No. 5, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Material to be filed as Exhibits." of the Schedule 13D is not being amended by this Amendment No. 5.

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (05/14/2026)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (05/14/2026)